

<u>MAIL STOP 3561</u>

November 14, 2008

Ms. Susan R. Nowakowski
Chief Executive Officer
AMN Healthcare Services, Inc.
12400 High Bluff Drive, Suite 100
San Diego, CA 92130

   Re: AMN Healthcare Services, Inc.
      Form 10-K
      Filed February 29, 2008
      File No. 001-16753
      Schedule 14A
      Filed March 4, 2008

Dear Ms. Nowakowski:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        John Reynolds
        Assistant Director

Cc: Denise Jackson
Fax: (858) 509-3587